Via EDGAR, U.S. Mail and Facsimile
Mr. David L. Orlic
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ITEX Corp.

Solicitation Materials pursuant to Rule 14a-12 Filed on October 18, 2010 File No. 000-18275

Dear Mr. Orlic:

     On behalf of David Polonitza and the Committee to Enhance ITEX (the “Committee”), in connection with the Solicitation Materials relating to ITEX Corporation (“ITEX”) pursuant to Rule 14a-12 that were filed on 18 October 2010 (the “Solicitation Materials”), we have set forth below supporting documentation for a number of statements made within the Solicitation Materials.

General

1.	Over the past year we have attempted to have a dialogue with the current board to address the following issues (Page 1)

On 23 March 2010 through a letter that was mailed and attached to a Schedule 13D and then again on 18 June 2010 through email, members of the Committee attempted to start a dialogue with the board of directors of ITEX.

On both occasions, the Chairman of the Board, Steve White, rebuked the offer, directing us to speak with ITEX’s investor relations contact, Mr. Alan Zimmelman. Mr. David Polonitza did speak with Mr. Zimmelman, but was unable to make any progress in addressing his concerns regarding ITEX’s operations.

2. Ill-advised capital allocation decisions by overpaying millions for acquisitions (Page 2)

Between ITEX’s Fiscal Year 2006 – Fiscal Year 2009, ITEX expended over $4 million on three separate acquisitions: certain Intagio assets on 01 August 2007, ATX The Barter Company on 01 March 2008 and Intagio Media Services on 01 August 2008 (Source: ITEX’s FY 2009 10K, pages 10 & 22).

Over that same time frame, ITEX’s core franchise business revenues increased only by $313,000.

(in thousands)		FY 2006	FY 2007	FY 2008	FY 2009

Gross Association and Transaction	Fees
		$14,256	$13,980	$14,219	$14,569
generated by Franchisees

The capital expended on these acquisitions did little to increase the member-count of ITEX’s Marketplace (ITEX had 22,000 businesses in FY 2006 and 24,000 in FY 2009 – Source: ITEX 10KSB, page 1; ITEX 10K, page 5) while overall revenues generated by the franchisees increased only $313,000 or 2%.

At the end of Fiscal 2009, ITEX has a net-tangible book value (Book value minus goodwill and intangible assets) of $9,091,000. Based on factual data provided by ITEX in its financial statements, we believe that spending over 40% of net tangible book value in acquisitions that increase the core business’ revenues only by 2% is overpaying for acquisitions.

3. Failure to organically grow the franchise business (Page 2)

We state that ITEX has failed to grow the franchise business organically using the following two metrics: (i) Overall Gross Association and Transaction Fees generated by Franchisees – From FY 2006-FY 2009, Gross Association and Transaction Fees generated by Franchisees grew by a total of only 2%. (ii) Overall office count of the ITEX franchise network and the number of states they occupy – Though ITEX ceased to provide information after its FY 2006 10-

KSB (Page 3), we have gathered data on ITEX’s offices from www.itex.com, ITEX’s website. This information is attached as Appendix A.

4.	Increases in Corporate overhead by $2 million annually, surpassing corresponding increases in non- franchisee related revenues(Page 2)

ITEX has added overhead and expenses for its non-franchise related operations faster than non-franchise related revenues have increased. The gross revenue and trading activity of the ITEX franchisees have not increased by a significant measure since Fiscal 2006 (an increase of $313,000), yet Corporate Overhead and Expenses (all expenses besides the commissions paid to ITEX franchisees) has risen by over $2.4 million. This is partly due to the acquisition and operations of ITEX’s corporate owned barter offices:

Page 9 of ITEX’s FY 2006 10-KSB states: “As of July 31, 2006, we had 19 full-time equivalent employees.”

Page 9 of ITEX’s FY 2009 10K states: “As of July 31, 2009, we had 32 full-time, contract and temporary employees –21 in our corporate headquarters and 11 in our corporate owned offices.”

(in thousands)	FY 2006	FY 2007	FY 2008		FY 2009
Gross Association and Transaction
	$14,256	$13,980	$14,219		$14,569
Fees generated by Franchisees
Net Association and Transaction Fees
generated by Franchisees paid to ITEX	$4,170	$4,713	$4,689		$5,234
Corp.

Other Revenue	$390	$191	$1,745		$1,933

Corporate Overhead and Expenses
(Salaries, Other Marketplace Expenses,	$2,944	$3,098	$4,308		$5,378
Media Costs, and SG&A)

5. The identification of a material weakness in ITEX’s internal controls(Pag				e 3)

Within Appendix B, we have gathered ITEX’s disclosures regarding their weaknesses in internal controls.

6.	Lack of true independence of ITEX’s board (Page 3)
ITEX’s Board of Directors consists of three members: Steve White, Eric Best, and John Wade. All these members maintain non-ITEX business relationships with each other. The statement that ITEX’s three board members have non-ITEX business relationships was determined through analysis of publicly available information on www.morsebest.com and www.mercent.com.

  Steve White is a director of Morse Best Inc., a company founded and chaired by Eric Best (http://www.morsebest.com/boardDirectors.aspx)
  Eric Best is the Chairman of Morse Best Inc., a company that has Steve White as one of its three directors. Eric Best is also the Chairman and CEO of Mercent Corp. Mercent Corp. employs John Wade as its Director of Finance. (http://www.mercent.com/management.aspx)
  John Wade serves as the Director of Finance for Mercent Corp. Eric Best is the Chairman and CEO of Mercent Corp.

All information regarding NASDAQ listing requirements and Audit Committee regulations were found here: http://nasdaq.cchwallstreet.com/NASDAQTools/PlatformViewer.asp?searched=1&selectednode=chp_1 _1_4_2_8_8&CiRestriction=consulting&manual=/nasdaq/main/nasdaq-equityrules/

7. List ITEX’s stock on a NASDAQ exchange (Page 3)

We state as follows regarding the NASDAQ National Market System (“NASDAQ”): “In our opinion, NASDAQ-listed shares have greater liquidity, attract investors that would otherwise not invest in a bulletin board stock, and a NASDAQ listing lends a degree of prestige to a stock because it means the company has met that exchange's more rigorous listing standards.

Our opinion is based upon the decision rendered by Circuit Judges BARRY G. SILVERMAN, KIM McLANE WARDLAW, and JAY S. BYBEE of United States Court of Appeals, Ninth Circuit in Miller v. Thane International, Inc. (Argued and Submitted 09 May 2007 – 26 November 2007).

In Miller v. Thane International, Inc., Class plaintiffs appealed the district court's judgment, following a bench trial in favor of Thane International, Inc. and its officers and directors (collectively, “Thane International”) on plaintiffs' action brought under Section 12(a)(2) of the Securities Act of 1933 (the “Act”), 15 U.S.C. § 77l (a)(2) and under Section 15 of the Act, 15 U.S.C. § 77o, alleging control person liability against individual defendants. The Appellate Court had to decide whether Thane International misrepresented to investors that it would list its shares on NASDAQ, and if so, whether those misrepresentations were material.

Circuit Judges BARRY G. SILVERMAN, KIM McLANE WARDLAW, and JAY S. BYBEE of the United States Court of Appeals, Ninth Circuit, observed and ruled as follows (emphases added by the Committee):

“On behalf of the plaintiff class, Candace Preston, founding member of Financial Markets Analysis, LLC, emphasized the benefits that accompany NASDAQ listing as compared to listing on the OTCBB. She declared that NASDAQ stocks generally enjoy greater liquidity, and thus reduced spreads, leading to greater investor returns. NASDAQ-listed shares are also exempt from state-by-state “Blue Sky” laws, which require companies offering securities to undergo burdensome registration processes in certain states in addition to the various federal registration requirements. This translates into lower compliance costs, more favorable terms for raising capital, and thus, all things being equal, higher earnings and share prices. NASDAQ-listed shares can also be purchased on margin, i.e. purchased with money on loan from a stockbroker. This can lead, all things being equal, to a larger investor base and higher returns.

Preston testified, and Thane International did not dispute, that institutional investors almost universally shun OTCBB stocks, which significantly cuts into the base of demand for those shares (thus depressing their price).

Preston also testified that OTCBB stocks are not regularly quoted in financial publications like the Wall Street Journal, which further decreases their exposure to potential investors and decreases price transparency. She also explained that NASDAQ listing confers a degree of prestige on a stock because of that market's more rigorous listing standards.

“Whether a false promise to list shares on a national exchange like the NASDAQ is material appears to be a question of first impression in our or any of our sister circuits. At least two district courts have suggested that such a misrepresentation can be material, however. In Blasdel, Mullenix told Blasdel that shares of his corporation would be traded on the New York Stock Exchange. 356 F.Supp. at 925. In fact, the shares were never listed there. Id. at 926. The district court concluded that this misrepresentation was material and that Mullenix had therefore violated Section 12 of the Act. Id. at 925, 927.

In KA Investments LDC v. Number Nine Visual Technology Corp., KA Investments bought 300 shares of Number Nine's preferred stock for $3 million. 2002 WL 31194865 at *1, 2002 U.S. Dist. LEXIS 18690 at *4, Fed. Sec. L. Rep.(CCH) P92,024 (D.Mass.2002). The purchase agreement stated as a condition that KA Investments could convert those shares into common stock. Id. at *1, 2002 U.S. Dist. LEXIS 18690 at *4-5. “KA Investments'
strategy was predicated on its ability to then trade Number Nine's common stock on the NASDAQ National Market, where the stock was listed as of March 31, 1999, or on some other comparable market.” Id. at *1, 2002 U.S. Dist.
LEXIS 18690 at *5. Number Nine also represented that it was in compliance with all relevant NASDAQ listing requirements and that it had no reason to foresee that its shares might be delisted from the NASDAQ. Id. at *2,
2002 U.S. Dist. LEXIS 18690 at *6. Subsequently, it emerged that Number Nine was not in compliance with
NASDAQ's listing requirements and its shares were delisted. Id. at *4, 2002 U.S. Dist. LEXIS 18690 at *14.
Number Nine was given the option to instead list its shares on the NASDAQ Small Cap Market, but it declined to do
so. Id. at *4 n. 7, 2002 U.S. Dist. LEXIS 18690 at *15 n. 7.

The district court found that Number Nine misrepresented its status with respect to NASDAQ listing. Id. at *10,
2002 U.S. Dist. LEXIS 18690 at *34. It then stated: “Neither do the defendants seriously dispute that this misrepresentation concerned a matter of material interest to KA Investments, given its express plan to trade
Number Nine's common stock.” Id. The district court proceeded to discuss other elements of the plaintiff's Rule
10b-5 action, on the assumption that the materiality requirement was satisfied. Id. at *10-14, 2002 U.S. Dist.
LEXIS 18690 at *34-44.

Here, the district court agreed that based on the evidence presented and without regard to the actual performance of Thane International's stock, the fact of NASDAQ listing would be material, though only “marginally” so. We agree that Thane International's promise to list its shares on the NASDAQ was material.

Even accepting as true all of Cornell's testimony, there can be no dispute that NASDAQ listing carries objective benefits that directly and positively affect corporate earnings, investor returns, and a stock's pool of potential shareholders. Earnings benefit because NASDAQ-listed companies are not required to comply with the patchwork of Blue Sky laws adopted by the various states. Describing the burden imposed by Blue Sky compliance, SEC Chairman Arthur Levitt explained to the Senate Committee on Banking, Housing, and Urban Affairs:

While securities markets today are global, issuers and securities firms still must register many securities offerings in 52 separate jurisdictions, satisfy a multitude of separate books and records requirements, and bear the substantial costs of compliance with the overlapping requirements.

The Securities Investment Promotion Act of 1996: Hearings on S. 1815 Before the Senate Comm. on Banking, Housing, and Urban Affairs, 104th Cong. 32 (1996); see also Therese H. Maynard, The Uniform Limited Offering Exemption: How “Uniform” is “Uniform?”-An Evaluation and Critique of the ULOE, 36 Emory L.J. 357, 359 (1987)

(noting that complying with both federal and Blue Sky requirements involves “substantial” costs and logistical challenges).

Exemption from Blue Sky registration is especially advantageous for a small company like Thane International, for which fixed compliance costs will factor as a more significant expenditure. A small company unwilling or unable to pay to comply with a state's Blue Sky regulations cannot offer securities within that state, which adversely affects the company's ability to raise capital. See Rutheford B. Campbell, Jr., The Impact of NSMIA on Small Issuers, 53 Bus. Law. 575, 580 (1998) (noting “the drag on capital formation imposed by state blue sky regulations, especially as concerns small issuers”).

Investors also receive advantages because NASDAQ-listed shares have greater liquidity (as Thane International's Final Prospectus stated) and thus have smaller spreads, on average, than shares traded on the OTCBB. Larger spreads entail a larger built-in loss at the time a stock is purchased, which, all things being equal, makes that stock a less attractive investment. The district court found the difference minimal, noting that average spreads are only six cents higher on the NASDAQ than on the OTCBB, and that some stocks actually saw their spreads increase after switching to the NASDAQ. But pennies count in the world of investing, and even if some stocks fare better on the OTCBB than the NASDAQ, the opposite more often holds.

The evidence also compels the conclusion that NASDAQ listing attracts investors that would not invest in a bulletin board stock. We find particularly significant Preston's uncontested testimony that all but a “very limited number” of institutional investors are prohibited, under their bylaws, from investing in stocks traded on the OTCBB. According to the New York Stock Exchange, 48.3 percent of the total corporate equities in the United States were owned by institutional investors in 2001, the year before the Final Prospectus was sent to Reliant shareholders. Institutional investors control an enormous portion of investment dollars-dollars that could not flow into Thane International shares if they were listed on the OTCBB, thus slashing into the stock's base of demand.

Three other facts suggest that NASDAQ listing may attract a larger pool of investors than listing on the OTCBB. First, NASDAQ-listed shares can be purchased on margin, while shares on the OTCBB cannot. Second, OTCBB shares are not regularly quoted in popular investment periodicals like the Wall Street Journal, which may decrease a stock's exposure to potential investors. Third, as Preston testified, NASDAQ listing lends a degree of prestige to a stock because it means the company has met that exchange's more rigorous listing standards. We find this third fact significant in the context of a company which, like Thane International, had not previously traded its shares publicly, so that investors were without an established track record to provide confidence in the company's prospects and management. Under these circumstances, the stamp of NASDAQ approval could very well provide some reassurance to potential investors.

A reasonable Reliant shareholder would have wanted to know where the new Thane International shares would be trading and would have viewed the fact of Thane International's nonlisting “as having significantly altered the
‘total mix’ of information made available.” TSC Indus., 426 U.S. at 449, 96 S.Ct. 2126. We therefore hold that
Thane International's misrepresentations regarding NASDAQ listing were material.”

8. End an ineffective acquisition strategy – organic growth will be the focus (Page 4)

The statement that ITEX’s acquisition strategy is ineffective was determined based on the following data:

Between ITEX’s Fiscal Years 2006 –2009, ITEX expended over $4 million on three separate acquisitions: certain Intagio assets on 01 August 2007, ATX The Barter Company on 01 March 2008 and Intagio Media Services on 01

August 2008 (Source: ITEX Corp’s FY 2009 10K, pages 10 & 22).

Over that same time frame, ITEX’s core franchise business revenues increased only by $313,000.

(in thousands)		FY 2006	FY 2007	FY 2008	FY 2009

Gross Association and Transaction	Fees
		$14,256	$13,980	$14,219	$14,569
generated by Franchisees

The capital expended on these acquisitions did little to increase the member-count of ITEX’s Marketplace (ITEX had 22,000 businesses in FY 2006 and 24,000 in FY 2009 – Source: ITEX 10KSB, page 1; ITEX 10K page 5) while overall revenues generated by the franchisees increased only by $313,000 or 2%. At the end of Fiscal 2009, ITEX has a net-tangible book value (Book value minus goodwill and intangible assets) of $9,091,000. Based on factual data provided by ITEX in its financial statements, we believe that spending over 44% of net tangible book value in acquisitions that increase the core business’ revenue only by 2% is an ineffective acquisition strategy.

9. Rebuild the relationship between ITEX’s franchisees and the Company (Page 5)

After speaking with 11 separate franchisees that operate 18 separate ITEX offices throughout the country, we have determined that there appears to be, as evident by the sample of ITEX franchisees we have communicated with, a strain in the relationship between ITEX and the individual franchise operators that we assess is beyond the normal franchisee-franchisor frictional relationship.

Based upon our research, it appears that ITEX is threatening or has initiated significant actions against four individual franchisees for behavior and operations which they deem to be in violation of ITEX’s policy. Additionally, most of the franchisees that we communicated with indicated their frustration in communicating with ITEX along with the current franchisee fee structure when compared to the services ITEX was rendering on their behalf.

On behalf of the Committee, we hereby acknowledge that:

  the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Committee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Very respectfully,

Charles PT Phoenix, Esq.
Rahul Pagidipati, Esq.

cc:	Securities and Exchange Commission Nicholas P. Panos
The Committee to Enhance ITEX
David Polonitza